EXHIBIT (a)(1)(xi)

Press Release dated October 7, 2002.

     Louisville, Kentucky October 7, 2002. ORIG, LLC announced today that the issuer tender offer for up to 50,000 Limited Partnership Interests in NTS-Properties VII, which commenced on May 10, 2002, as amended on June 7, 2002, July 8, 2002, August 7, 2002, August 30, 2002 and September 5, 2002, expired on October 1, 2002.

     The final results of the Offer are as follows: As of October 1, 2002, a total of 43,607 Interests were tendered pursuant to the Offer. The Offeror exercised their right under the terms of the Offer to purchase up to 50,000 Interests, and all 43,607 Interests were accepted by the Offeror, without proration. ORIG, LLC purchased 43,607 Interests at a price of $6.50 per Interest.